UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Application of Emera Inc. et al           CERTIFICATE PURSUANT TO RULE 24
on Form U-1                               UNDER THE PUBLIC UTILITY HOLDING
(File No.70-9787)                         COMPANY ACT OF 1935
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     By order of the Commission in Emera Inc., Holding Company Act Release No.
27445 (October 1, 2001) (SEC File No. 70-9787), the Commission authorized Emera Inc. ("Emera"), a company formed under the laws of the Province of Nova Scotia, Canada to acquire Bangor Hydro-Electric Company, a Maine corporation. Subsequent to the acquisition, Emera registered as a holding company under the Public Utility Holding Company Act of 1935, as amended. In connection with the above-referenced application Emera undertook to cause each of its present and future directors and officers, who is not a resident of the U.S., to file with the Commission irrevocable designation of the party's custodian as an agent in the U.S. to accept service of process in any suit, action or proceeding before the Commission or any appropriate court to enforce the provisions of the acts administered by the Commission. Emera complied with that commitment by filing Exhibit L-1 to the application, its Appointment of Agent for Service of Process. Emera now amends Exhibit L-1, as attached hereto, solely to change the name and contact information of the agent.


Exhibits

     L-1   Appointment of Agent for Service of Process (as amended).

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Emera has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                     /s/ Richard J. Smith
                                         -------------------
                                         Richard J. Smith
                                         Corporate Secretary and General Counsel
                                         Emera Inc.

Date:  December 23, 2002

Exhibit L-1

                   Appointment of Agent for Service of Process

          Emera Incorporated ("Emera") is organized under the laws of Nova Scotia, Canada and has its principal place of business at:

          Emera Incorporated
          18th Floor Barrington Tower
          Scotia Square
          P.O. Box 910 Halifax, Nova Scotia Canada B3J 2W5 (902)
          428-6520 (tel) (902) 428-6171 (fax)
          Attention:  Richard J. Smith
                      Corporate Secretary and General Counsel

          Emera, on behalf of its officers and directors who are not residents of the United States, ("Officers and Directors") hereby designates and appoints:

          Andrew Landry ("Agent")
          Rudman & Winchell, LLC
          84 Harlow Street, PO Box 1401
          Bangor, Maine 04402
          (207) 947-4501 (tel)
          (207) 941-9715 (fax)

as the agent for the Officers and Directors upon whom may be served any process, pleadings, subpoenas, or other papers in:

     (a) any investigation or administrative proceeding conducted by the Commission; and

     (b) any civil suit or action brought against Emera or the Officers and Directors or to which Emera or the Officers and Directors have been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the provisions of the laws administered by the Commission. Emera stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

          Emera stipulates and agrees to appoint a successor agent for service of process if Emera discharges the Agent or the Agent is unwilling or unable to accept service on behalf of Emera at any time until Emera is no longer a registered holding company under the Public Utility Holding Company Act of 1935. Emera further undertakes to advise the Commission promptly of any change to the Agent's name and address.

          Emera undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the provisions of the acts administered by the Commission.

          Emera has duly caused this exhibit to its Application in File No. 70-9787 to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Emera Incorporated



                            By:     /s/ Richard J. Smith
                                    --------------------
                                    Corporate Secretary and General Counsel
                                    Emera Inc.
                                    December 23, 2002

          This statement has been signed by the following person in the capacity and on the date indicated.



                                    /s/ Andrew Landry
                                    -----------------
                                    Andrew Landry
                                    Attorney

                                    December 19, 2002